Exhibit 99.4

VOTING INSTRUCTION FORM ONCOLYTICS BIOTECH INC. I I I I V C a 2 ‘- THE ELEC11ON OF DIRECTORS FROM THE MANAGEMENT PROPOSED NOMINEES. -->>> THE NOMINEES ARE: BRADLEY G. THOMPSON, MATTHEW C. COFFEY, WILIJAM A. COCHRANE, JIM DINNING, ED LEVY, J. MARK LIEVONEN, ROBERT B. SCHUL1Z, FRED A. STEWART AND GER VAN AMERSFOORT. 3 * TO APPOINT ERNST & YOUNG, LLP, CHARTERED ACCOUNTANTS, AS——->>> AUDITORS OF THE CORPORAflON AND AUTHORIZING THE DIRECtORS TO FiX THEIR REMUNERATION. 4 * TO APPROVE AND AUTHORIZE THE AMENDMENTS TO THE (RPORATIONS —>>> STOCK OPI1ON PLAN TO: INCREASE THE MAXIMUM NUMBER OF COMMON SHARES ISSUABLE PURSUANT TO THE EXERSE OF OP11ONS GRANTED THEREUNDER BY 1,883,060 COMMON SHARES TO 7,653,275 COMMON SHARES; TO INCORPORATE MINOR COMMENTS FROM THE TSX TO AIJGN THE STOQ( OPTION PLAN WITH TSX REQUIREMENTS AND TO CI.ARIFY THE AMENDING SECTIONS OF THE STOCK OFflON PLAN, All AS DESCRIBED IN THE INFORMATION CIRCULAR OF THE CORPORATION DATED MAY 14, 2012. *NOTE* THIS FORM XNFERS DISCRE11ONARY AIJ1HORETY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY CX)ME BEFORE THE MEEI1NG OR ANY ADJOURNMENT THEREOF. *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WItH THE ACCOMPANYING INFORMATION CIRCULAR. ONCOLYTICS BIOTECH INC. 210-1167 KENSINGTON CRESCENT N.W. CALGARY, AB T2N 1X7 CANADA * ISSUER CONFIRMATION COPY - INFO ONLY * ThiS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY PlEASE 00 NOT USE rr FOR VOTING PURPOSES. SIGNATURESJ DATE LDDEMWYY) IIVRI.II[.)i[I. ;1] APPO I NTE E S);0] SEE VOTING INSTRUCTIONS ON REVERSE INTERNET VOTE: WWWPROXYVOIE.COM WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST TELEPHONE VOTE: 1.SX-474J497 ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. MEETING TYPE: ANNUAL AND SPECIAL MEE11NG MEETING DATE: WEDNESY, JUNE 20, 2012 AT 4:30 P.M. EDT RECORD DATE: FOR HOLDERS AS OF MAY 14, 2012 PROXY DEPOSIT DATE: JUNE 18, 2012 ACCOUNT NUMBER: CUSIP: 682310107 CUID: S92947 E CONTROL NO.: _________BRADLEY G. THOMPSON, DOUGLAS A. BALL IF YOU WiSH TO ATTEND THE MEE11NG OR DESIGNATE ANOTHER PERSON TO ATrEND, VOTE AND AC ON YOUR BEHALF AT THE MEEI1NG, OR ANY ADJOURNMENT THEREOF, OTHER THAN ThE PERSON(S) SPECIFiED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOI WEE UNE BELOW. a PLEASE PRINT APPOINTEE NAME 1 * TO FIX THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEE11NG AT —>>> NINE (9). ;1] VOTING RECrr1ENDATIONS;0] FOR 0010110 THIS SPACE INTENTIONALLY LEFT BLANK. iii (FILL IN OILY ONE BOX - Ir PER ITEM IN SWE 01 BLACK INK) 2 ITEM(S) F AáIS1 SHARE(S) 1 D FOR D Tfl*IOLD D 0000 ;1] CONTROL NO 4;0] FOR 0010112 FOR 0010200 FOR 0022402 --->>> 2 —>>> 3 --->>> 4 Broad ridge’ 5970 CHED WORTH WAY MISGISSAUGA, ON LSR 404 C

4 1-0001

VOTING INSTRUCTION FORM

ONCOLYTICS BIOTECH INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE:	ANNUAL AND SPECIAL MEETING
MEETING DATE:	WEDNESDAY, JUNE 20, 2012 AT 04:30 P.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MAY 14, 2012
PROXY DEPOSIT DATE:	JUNE 18, 2012 682310107

4 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)		VOTING RECOMMENDATIONS
1	- TO FIX THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING AT ---->>> NINE (9).	FOR 0010110 --->>> 1
2	- THE ELECTION OF DIRECTORS FROM THE MANAGEMENT PROPOSED NOMINEES. -->>> THE NOMINEES ARE: BRADLEY G. THOMPSON, MATTHEW C. COFFEY, WILLIAM A. COCHRANE, JIM DINNING, ED LEVY, J. MARK LIEVONEN, ROBERT B. SCHULTZ, FRED A. STEWART AND GER VAN AMERSFOORT.	FOR 0010112 --->>> 2
3	- TO APPOINT ERNST & YOUNG, LLP, CHARTERED ACCOUNTANTS, AS ----------->>> AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.	FOR 0010200 --->>> 3
4	- TO APPROVE AND AUTHORIZE THE AMENDMENTS TO THE CORPORATION'S ------>>> STOCK OPTION PLAN TO: INCREASE THE MAXIMUM NUMBER OF COMMON SHARES ISSUABLE PURSUANT TO THE EXERCISE OF OPTIONS GRANTED THEREUNDER BY 1,883,060 COMMON SHARES TO 7,653,275 COMMON SHARES; TO INCORPORATE MINOR COMMENTS FROM THE TSX TO ALIGN THE STOCK OPTION PLAN WITH TSX REQUIREMENTS AND TO CLARIFY THE AMENDING SECTIONS OF THE STOCK OPTION PLAN, ALL AS DESCRIBED IN THE INFORMATION CIRCULAR OF THE CORPORATION DATED MAY 14, 2012.	FOR 0022402 --->>> 4

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

ONCOLYTICS BIOTECH INC.

ANNUAL AND SPECIAL MEETING TO BE HELD 06/20/12 AT 04:30 P.M. EDT FOR HOLDERS AS OF 05/14/12

THIS SPACE INTENTIONALLY LEFT BLANK.

682310107

S92946

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

Item		
1	FOR	AGAINST
2	FOR	WITHHOLD
3	FOR	WITHHOLD
4	FOR	AGAINST

A/C *** ISSUER COPY ***

FILL IN THE BOX " " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING

Broadridge

51 MERCEDES WAY
EDGEWOOD NY 11717

ONCOLYTICS BIOTECH INC.
210-1167 KENSINGTON CRESCENT N.W.
CALGARY, AB T2N 1X7
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE